

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

<u>Via E-mail</u>
Mr. Daniele Brazzi, President
Great Wall Builders LTD.
Via Kennedy 16/a Cap 40069
Bologna, Italy

       Re: **Great Wall Builders LTD**
             Form 8-K
             Filed April 11, 2012
             Form 8-K
             Filed July 2, 2012
             Form 8-K Amendment
             Filed August 10, 2012
             File No. 333-153182

Dear Mr. Brazzi:

      We issued comments to you on the above captioned filings on August 15, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 10, 2012.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3355 if you have any questions.

                         Sincerely,

                         /s/ Terence O'Brien

                         Terence O'Brien
                         Branch Chief